8-48925

10028347

UNITED STATES
[SECUR]ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: September 30, 1998 Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
~~8A-035401~~

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Manitou Capital Management, Inc.

Official Use Only
Firm ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

SEC Mail
Mail Processing
Section
MAR 01 2010
Washington, DC
106

1425 Michigan Avenue
(No. and Street)

Frankfort	MI	49635
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Diane Miller 231.351.9887
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rehmann Robson
(Name – *if individual, state last, first, middle name*)

P. O. Box 6547	Grand Rapids	MI	49516-6547
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410(3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BB 3/8

OATH OR AFFIRMATION

I, Diane Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Manitou Capital Management, Inc., as of December 31, 2009, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

Diane Marie Miller

Signature

President

Title

H. Renee Tondu

Notary Public

H. RENEE TONDU
Notary Public, Manistee County, MI
Acting In Benzie, MI
My Commission Expires Oct. 19, 2014

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Earnings.
- [X] (d) Statement of Cash Flows.
- [X] (e) Statement of Shareholders' Equity.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims to Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [X] (o) Independent Auditors' Report on Internal Accounting Control.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation-Customers' Regulated Commodity Future Accounts Pursuant to Rule 17A-5.

***For conditions of confidential treatment of certain portions of this filing, see Section 240.17a(e)(3).*

MANITOU CAPITAL MANAGEMENT, INC.

TABLE OF CONTENTS

Rehmann

Rehmann Robson
2330 East Paris Ave., SE
Grand Rapids, MI 49546
Ph: 616.975.4100
Fx: 616.975.4400
www.rehmann.com

INDEPENDENT AUDITORS' REPORT

February 25, 2010

Board of Directors
Manitou Capital Management, Inc.
Frankfort, Michigan

We have audited the accompanying statement of financial condition of ***Manitou Capital Management, Inc.*** as of December 31, 2009, and the related statements of income, shareholder's equity, and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ***Manitou Capital Management, Inc.*** as of December 31, 2009, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rehmann Robson

MANITOU CAPITAL MANAGEMENT, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

ASSETS

Assets	
Cash and cash equivalents	$ 26,134
Commissions receivable	23,011
Investment in NASDAQ	7,928
Office furniture and equipment, net of accumulated depreciation of $2,098	233
Officer advance	16,304
Total assets	**$ 73,609**

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities	
Accrued distribution - shareholder	$ 23,296
Shareholder's equity	
Common stock $1 par value, 1,000 shares authorized, issued and outstanding	1,000
Additional paid-in capital	2,829
Retained earnings	46,484
Total shareholder's equity	**50,313**
Total liabilities and shareholder's equity	**$ 73,609**

The accompanying notes are an integral part of these financial statements.

MANITOU CAPITAL MANAGEMENT, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2009

Commission revenue	**$ 324,910**
Operating expenses	
Officer wages	32,443
Wages	12,000
Professional fees	9,905
Commissions	7,000
Telephone	6,651
Payroll taxes	4,140
Utilities	3,396
Meals and entertainment	3,372
Automobile expense	2,772
Office supplies	1,283
Travel	1,227
Web/internet fees	523
Depreciation	465
Repairs and maintenance	408
Contributions	247
Dues and subscriptions	225
Advertising and promotion	220
Education and training	100
Bank service charges	25
Licenses and permits	25
Total operating expenses	**86,427**
Operating income	**238,484**
Other income (loss)	
Unrealized loss on investment in NASDAQ	(1,208)
Interest income	3
Total other loss, net	**(1,205)**
Net income	**$ 237,279**

The accompanying notes are an integral part of these financial statements.

MANITOU CAPITAL MANAGEMENT, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2009	**1,000**	**$ 1,000**	**$ 2,829**	**$ 47,216**	**$ 51,045**
Distributions	-	-	-	(238,011)	(238,011)
Net income	-	-	-	237,279	237,279
Balances, December 31, 2008	**1,000**	**$ 1,000**	**$ 2,829**	**$ 46,484**	**$ 50,313**

The accompanying notes are an integral part of these financial statements.

MANITOU CAPITAL MANAGEMENT, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash flows from operating activities which use cash	
Net income	$ 237,279
Adjustment to reconcile net income to net cash provided by operating activities	
Depreciation	465
Changes in operating assets and liabilities which provided cash	
Commisions receivable	(23,011)
Accrued distribution - shareholder	105
Net cash provided by operating activities	**214,838**
Cash flows from investing activities	
Net officer advance	1,251
Purchases of investments	(2,986)
Net cash used in investing activities	**(1,735)**
Cash used in financing activities	
Distributions to shareholder	(215,000)
Net decrease in cash and cash equivalents	**(1,897)**
Cash and cash equivalents, January 1, 2009	28,031
Cash and cash equivalents, December 31, 2009	**$ 26,134**
Non cash financing activity	
Accrued shareholder distribution as of December 31, 2009	**$ 23,011**

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Organization, Operation and Concentration of Credit Risk

Manitou Capital Management, Inc.'s (the "Company") principal business activity is facilitating the selling of mutual funds to individuals and corporations primarily located in the State of Michigan. The Company is registered with the Securities and Exchange Commission and the Financial Industry Regulatory Authority ("FINRA"). The transactions are executed on an introductory basis and customer accounts are not carried by the Company.

Commission Revenue

Commission revenue is recognized on a trade date basis.

Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value under accounting principles generally accepted in the United States, and enhances disclosures about fair value measurements. It applies whenever other financial reporting standards require (or permit) assets or liabilities to be measured at fair value and, therefore, does not expand the use of fair value in any new circumstance.

Fair value is described as the exchange price that would be received to sell an asset or paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction (i.e., not a forced transaction, such as liquidation or a distressed sale) between market participants at the measurement date. FASB ASC 820 establishes a fair value hierarchy that prioritizes the information used to develop these assumptions. The fair value hierarchy gives the highest priority to quoted prices in active markets and the lowest priority to unobservable data. Fair value measurements are required to be separately disclosed by level within the fair value hierarchy.

The Levels within this hierarchy are:

Level 1: Valuation is based on based upon quoted prices for identical instruments traded in active markets

Level 2: Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-based valuation techniques for which all significant assumptions are observable in the market.

Level 3: Valuation is generated from model-based techniques that use at least one significant assumption not observable in the market. These unobservable assumptions reflect the estimates of assumptions that market participants would use in pricing the asset or liability.

Cash and Cash Equivalents

Cash and cash equivalents consist of demand deposits in banks and cash on hand.

Investments In NASDAQ

The investments in NASDAQ consist of equity securities, which are reported at fair values based on quoted market prices. Unrealized gains and losses are recognized currently and are included in net dealer inventory and investment gains (losses) in the statement of income.

The investments held by the Company are considered Level 1 investments. Valuation is based upon quoted prices for identical instruments traded in active markets.

Office Furniture and Equipment and Depreciation

Office furniture and equipment are recorded at cost. Major improvements and renewals are capitalized while ordinary maintenance and repairs are expensed. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, which is 5 years. Management annually reviews these assets to determine whether carrying values have been impaired.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the year. Actual results could differ from those estimates.

Income Taxes

The Company has elected to be taxed as an "S" Corporation under the provisions of the Internal Revenue Code Section 1362 whereby taxable income or losses, as well as applicable tax credits, are passed directly to the shareholder for inclusion in his personal tax return. Therefore, income taxes are not provided in the accompanying financial statements.

The Company has evaluated the provisions of ASC Topic 740, *Accounting for Uncertainty in Income Taxes*. The evaluation was performed for the years 2006 through 2009, the years which remain subject to examination by major tax jurisdiction as of December 31, 2009. The Company concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company does not expect the total amount of unrecognized tax benefits ("UTB") (e.g. tax deductions, exclusions, or credits claimed or expected to be claimed) to significantly increase or decrease in the next twelve months. The Company does not have any amounts accrued for interest and penalties related to UTBs at December 31, 2009, and it is not aware of any claims for such amounts by federal or state income tax authorities.

Subsequent Events

In preparing these financial statements, we have evaluated, for potential recognition or disclosure, significant events or transactions that occurred during the period subsequent to December 31, 2009, the most recent statement of financial condition presented herein, through February 25, 2010, the issuance date of these financial statements. No significant such events or transactions were identified.

2. NET CAPITAL REQUIREMENT

Pursuant to the net capital provision of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related net capital ratio (aggregate indebtedness to net capital) may fluctuate on a daily basis. At December 31, 2009, the Company had a net capital requirement and net capital of $5,000 and $32,589, respectively. The Company had aggregate indebtedness at December 31, 2009, of $23,296. The maximum permissible ratio of aggregate indebtedness to net capital is 15 to 1. As of December 31, 2009, the Company's ratio is .71 to 1.

3. RELATED PARTY TRANSACTION

The Company has advanced funds to the sole shareholder. The advanced funds are noninterest bearing and unsecured. The balance is expected to be settled within the next year.

* * * * *

SUPPLEMENTARY SCHEDULE

MANITOU CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

AS OF DECEMBER 31, 2009

Net capital	
Total shareholder's equity	$ 50,313
Deductions	
Non-allowable assets	
Office furniture	233
Officer advance	16,304
Total deductions	**16,536**
Net capital before haircuts on securities positions	**33,778**
Haircuts on securities positions	
Investment securities	1,189
Net capital	**$ 32,589**
Aggregate indebtedness	**$ 23,296**
Net capital requirement	**$ 5,000**
Excess net capital	**$ 27,589**

See independent auditors' report.

MANITOU CAPITAL MANAGEMENT, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION (CONTINUED)

AS OF DECEMBER 31, 2009

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of aggregate indebtedness)	$ 1,553
Minimum dollar net capital requirement	$ 5,000
Net capital requirement (greater of the two above amounts)	$ 5,000
Excess net capital	$ 27,589
Excess net capital at 1,000%	$ 30,258
Ratio of aggregate indebtedness to net capital	.71 to 1

There are no material differences between this net capital computation pursuant to Rule 15c3-1 and the corresponding computation prepared by the Company as of the close of business December 31, 2009.

See independent auditors' report.

INDEPENDENT AUDITORS' REPORT ON
INTERNAL ACCOUNTING CONTROL REQUIRED
BY SEC RULE 17a-5

Rehmann

Rehmann Robson
2330 East Paris Ave., SE
Grand Rapids, MI 49546
Ph: 616.975.4100
Fx: 616.975.4400
www.rehmann.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM RULE 15c3-3

February 25, 2010

Board of Directors
Manitou Capital Management, Inc.
Frankfort, Michigan

In planning and performing our audit of the financial statements and supplemental schedule of Manitou Capital Management, Inc. (the "Company") for the year ended December 31, 2009, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons and Recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (CONTINUED)

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis.

A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance. We consider the following deficiency in internal controls to be a significant deficiency.

Certain commission revenue earned in the fourth quarter of 2009 and received in 2010 was not reflected as commissions receivable and commission revenue in 2009. As part of preparing monthly financial statements, controls ensuring that commissions earned but not received are identified and recorded are needed. We recommend that the Company implement control procedures to ensure that such commission revenue amounts (using estimates where appropriate) are recorded in the proper accounting period.

A material weakness is a deficiency, or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies on internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be a material weakness, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the Board of Directors, the SEC, Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rehmann Robson

MANITOU CAPITAL MANAGEMENT, INC.

FINANCIAL STATEMENTS
AND
INDEPENDENT AUDITORS' REPORT
AND
INDEPENDENT AUDITORS' REPORT
ON INTERNAL ACCOUNTING CONTROL

IN ACCORDANCE WITH RULE 17a-5

FOR THE YEAR ENDED DECEMBER 31, 2009

Rehmann

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